August 1, 2019

Tijin Song
Chief Executive Officer
China VTV Ltd
New Times Centre
393 Jaffe Road, Suite 17A
Wan Chai, Hong Kong

       Re: China VTV Ltd
           Amendment No. 1 to Current Report on Form 8-K
           Filed July 24, 2019
           File No. 333-203754

Dear Mr. Song:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications
cc:    Huan Lou, Esq.